                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  UNICORP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  904-661-20-4
                                 (CUSIP Number)

                             L. MYCHAL JEFFERSON II
                             600 TRAVIS, SUITE 6500
                              HOUSTON, TEXAS 77002
                                 (713) 229-9100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 31, 1997
              (Date of Event which Requires Filing this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

        Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

        *The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 904-661-20-4                      13 D
-------------------------------------

-------------------------------------------------------------------------------
               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      1           L. MYCHAL JEFFERSON II

-------------------------------------------------------------------------------
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (A)   | |
      2
                                                                  (B)   | |
-------------------------------------------------------------------------------
               SEC USE ONLY

      3

-------------------------------------------------------------------------------
               SOURCE OF FUNDS

      4           OO  EXCHANGE OF COMMON STOCK OF THE LAISSEZ-FAIRE GROUP, INC.
-------------------------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)                              | |
      5
-------------------------------------------------------------------------------

               CITIZENSHIP OR PLACE OF ORGANIZATION

      6           TEXAS
-------------------------------------------------------------------------------
                NUMBER OF                      SOLE VOTING POWER
                  SHARES
               BENEFICIALLY                7     940,000
                  OWNED                 ---------------------------------------
                 BY EACH                       SHARED VOTING POWER
             REPORTING PERSON              8
                   WITH                              -0-
                                        ---------------------------------------
                                                SOLE DISPOSITIVE POWER
                                           9
                                                     -0-
                                        ---------------------------------------
                                              SHARED DISPOSITIVE POWER
                                          10
                                                     -0-
-------------------------------------------------------------------------------
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11
                    940,000
-------------------------------------------------------------------------------
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                            | |
      12
-------------------------------------------------------------------------------
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13            94 PERCENT
-------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON

                    IN
-------------------------------------------------------------------------------


                                              2

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ITEM 2.        IDENTITY AND BACKGROUND.

        L. Mychal Jefferson II is an investor who has his principal office and place of business at 600 Travis, Suite 6500, Houston, Texas 77002. During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The consideration for the common stock of the Issuer acquired by the reporting person was an exchange of all of his shares of the common stock in The Laissez-Faire Group, Inc., a Texas corporation.

ITEM 4.        PURPOSE OF TRANSACTION.

        On December 15, 1997, the Issuer executed an Agreement and Plan of Reorganization (the "Agreement") with the reporting person, the sole shareholder of The Laissez-Faire Group, Inc., a Texas corporation ("Laissez-Faire"), whereby the Issuer, in a tax-free exchange, agreed to acquire all of the outstanding shares of the capital stock of Laissez-Faire in exchange for shares of the Issuer's common stock. The Agreement closed on December 31, 1997. Pursuant to the terms of the Agreement, the capitalization of the Issuer on December 15, 1997 consisted of 50,000,000 shares of common stock, having a par value of $0.01 per share, with 16,377,951 shares outstanding. The Agreement called for the Issuer to perform a 273 to 1 reverse split of its shares of common stock and to amend it Articles of Incorporation to provide for authorized common stock of 100,000,000 Class A shares, par value of $0.01 per share, 50,000,000 Class B shares, par value $0.01 per share, and 10,000,000 Class C shares, par value $0.01 per share, and authorized preferred stock of 25,000,000 shares, par value of $100 per share, of which 530,000 shares of the Class C Common Stock were to be issued to the reporting person and approximately 60,000 shares of the Class A Common Stock were to be outstanding in the then existing stockholders on the closing date of the Agreement. However, at the time of the closing of the Agreement, the Issuer did not have the requisite capital structure in place to issue to the reporting person the Class C Common Stock. The necessary change in the Issuer's Articles of Incorporation will have to occur by vote of the stockholders of the Issuer at a later date. In the meantime, the reporting person agreed to take 940,000 shares of the common stock of the Issuer in exchange for all of his common stock in Laissez-Faire, so that after the closing, the reporting person owns 94 percent of the issued and outstanding shares of the common stock of the Issuer. As a result of such exchange, Laissez-Faire has become a wholly-owned subsidiary of the Issuer. Moreover, as a result of the Agreement, the reporting person has become a director of the Issuer and Chief Executive Officer, President, Secretary and Chief Financial Officer of the Issuer. It is anticipated that the Board of Directors of the Issuer will be enlarged and new members will be added. However, no change to the board will take place until a meeting of the stockholders has passed on any such change. The Issuer proposes to change its name to U.S. Refining and Petrochemicals, Inc. The change in the name of the Issuer will likewise call for a vote of the stockholders. The Issuer expects to change the focus of its operations to a petroleum refining and distribution business.

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



        On January 20, 1998, the Board of Directors of the Issuer voted to effectuate a reverse split of the outstanding shares of the common stock of the Issuer, so that thereafter, for every 273 shares of the common stock of the Issuer held by a stockholder of the Issuer, such stockholder shall now hold one share of the common stock of the Issuer. There were no fractional shares issued or cash paid in lieu of fractional shares, and consequently, all shares received as a result of the reverse split were rounded up to nearest whole share. No vote of the stockholders was necessary to implement the change. After taking into account the reverse split, the reporting person as a result of Agreement owned 940,000 shares of the common stock of the Issuer as of January 20, 1998.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        The reporting person owns 940,000 shares of the common stock of the Issuer. The reporting person has the sole voting power with respect to such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Item 4.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        The following exhibit is attached to this report:

        1. Agreement and Plan of Reorganization dated December 15, 1997, by and between the Issuer and the shareholder of The Laissez-Faire Group, Inc.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ L. Mychal Jefferson II
                                        ------------------------------
                                        L. MYCHAL JEFFERSON II

Dated: March 11, 1998.








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

                                                                     EXHIBIT 1


                                                   ----------------------------
                                                                   UNICORP INC.
                                                                            AND
                                                       THE LAISSEZ-FAIRE GROUP,
                                                                           INC.
                                                             AGREEMENT AND PLAN
                                                              OF REORGANIZATION
DATED DECEMBER 15, 1997
---------------------------




















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                                   INDEX
                                                                      Page
    Exchange of Shares                                                  1

    Delivery of Shares                                                  1
    Representations and Warranties of Acquired and Stockholders         2
    Representations and Warranties of Acquirer                          5
    Affirmative Covenants of Acquired and Stockholders                  7
    Closing                                                             8
    Conditions Precedent to Obligations of Acquired and Stockholders    8
    Conditions Precedent to Obligations of Acquirer                    10
    Indemnification                                                    11
    Nature of Representations and Warranties                           11
    Documents at Closing                                               12
    Miscellaneous                                                      12

               EXHIBITS

   A.  Shares Owned by Stockholders and Shares to be Received in Exchange
   B.  Acquired financial statement at December 31, 1997
   C. Articles and By-Laws of Acquirer
   D. Acquirer's Bank Accounts
   E.  Nominees for Election to Acquirer's Board of Directors
   F.  Form of Investment Letter

        SCHEDULES

 I.   AS TO ACQUIRED

         1.  Material Agreements
         2.   Licenses, Trademarks, Trade Names, Etc.
         3.   Acquired Capitalization

 II.  AS TO ACQUIRER


         4.  Litigation Liabilities of Acquirer not Disclosed in Statements
         5.  Material Agreements
         6.  Exceptions to Compliance with Laws and Regulations
         7.  Issuance of Securities not reflected in the Statement
         8.  Acquirer's Expenses

                      AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization ("Agreement") is made and entered into this 15th day of December, 1997, by and among Unicorp, Inc., a Nevada corporation (hereinafter referred to as "Acquirer"), The Laissez-Faire Group, Inc., a Texas corporation hereafter referred to as "Acquired") and L. Mychal Jefferson II (hereinafter collectively referred to as the "Stockholders").

RECITALS:

The Stockholders own all of the issued and outstanding shares of Acquired common stock. Acquirer desires to acquire all of the issued and outstanding common stock of Acquired, making Acquired a wholly-owned subsidiary of Acquirer, and Stockholders desire to exchange all of their shares of Acquired common stock for shares of Acquirer's issued and outstanding common stock. It is the intention of the parties hereto that: (i) Acquirer shall acquire all of the issued and outstanding common stock of Acquired in exchange solely for the number of shares of Acquirer's authorized but unissued common stock set forth below (the "Exchange"); (ii) the Exchange shall qualify as a tax-free reorganization under
Section 368(a)(1)(b) of the Internal Revenue Code of 1986, as amended, and related sections thereunder; and (iii) the Exchange qualify as a transaction in securities exempt from registration of qualification under the Securities act of 1933, as amended, and under the applicable securities laws of each state or jurisdiction where the Stockholders reside.

NOW THEREFORE, for the mutual consideration set out herein, the parties hereto agree as follows:

1.  EXCHANGE OF SHARES

Acquirer and Stockholders agree that on the Closing Date (as hereinafter defined) Stockholders will exchange all of the issued and outstanding shares of the common stock of Acquired 530,000 Class C shares presently outstanding) for 530,000 shares of Class C common (the "Shares") of Acquirer's stock $.01 par value per shares (Class C Common Stock"). The number of Shares of Acquired common stock owned by each Stockholder and the number of shares of Acquirer's common stock which each will receive in the Exchange is set forth in Exhibit "A", which is attached hereto and made a part hereof.

2.  DELIVERY OF SHARES

On the Closing Date, Stockholders will deliver to Acquirer the certificates presenting all of the outstanding shares of Acquired common stock, duly endorsed (or with duly executed stock powers) so as to make Acquirer the sole owner thereof, free and clear of all claims and encumbrances. Simultaneously, on the Closing Date, Acquirer will deliver the certificates representing the Shares to the Stockholders. The Exchange shall not be effected unless all of Acquired Stockholders execute this Agreement and all shares of Acquired outstanding common stock are delivered to Acquirer on the Closing Date.

3.  REPRESENTATIONS AND WARRANTIES OF ACQUIRED AND STOCKHOLDERS

The Acquired and the Stockholders, jointly and severally, as a material inducement to Acquirer to enter into this Agreement and consummate the transactions contemplated hereby, make the following representations and warranties to Acquirer, which representations and warranties are true and correct at this date, and will be true and correct in all material respect on the Closing Date:

3(A). SECURITIES HOLDERS. The Stockholders listed on Exhibit "A" are the owners, of record and beneficially, of al of the issued and outstanding shares of Acquired common stock.


3(B) FINANCIAL STATEMENTS. Exhibit "B" which will be inserted into this Agreement at the Closing, will contain copies of unaudited Financial Statements of Acquired at December 31, 1997 including balance sheets, income statements (the Financial Statements").

The Financial Statements will fairly present the consolidated financial condition of Acquired as of the date thereof and the consolidated results of its operations for the periods covered. The Financial Statements will have been prepared in accordance with generally accepted accounting principles, consistently applied, except as otherwise state therein.

3(C) UNDISCLOSED LIABILITIES. At the Closing Date Acquired: (i) will have no liabilities or obligations of any nature, fixed or contingent, matured or unmatured, which are not shown or otherwise provided for in the Financial Statements except for liabilities and obligations arising in the ordinary course of business, none of which is materially adverse, and (ii) all reserves established by Acquired and set forth in the Financial Statements will be adequate and there will be no material loss contingencies (as such term is used in Statement of Financial Account Standard No. 5 of the Financial Accounting Standards Board) which are not adequately provided for.

3 (D) ABSENCE OF CHANGES. Since the date of the Financial Statements, Acquired business has been operated in the ordinary course and there has not been (i) Any material adverse change in the condition (financial or otherwise), assets, liabilities, earnings, net worth, business or prospects of Acquired for such period, in the aggregate, or at any time during such period: (ii) Any damage, destruction of loss (whether or not covered by insurance) materially adversely affecting the Acquired or its businesses; (iii) Any declaration setting aside, or paymet of any dividend or other distribution in respect of any shares of Acquired, or any direct or indirect redemption, purchase or other acquisition of such stock: (iv) Any issuance or sale by Acquired or agreement to sell any of its securities; or (v) Any statute, rule, regulation or order adopted (including orders of regulatory authorities with jurisdiction over Acquired or its Business) which materially adversely affects Acquired or its business.

3 (E) LITIGATION, ETC. There are no actions, suits, claims, investigations or legal or administrative or arbitration proceedings pending or threatened against Acquired, its assets or business, whether at law or in equity, or before or by any federal, state municipal, local, foreign or other government department, commission, board, bureau, agency or instrumentality; nor does the Acquired know of a threat of such litigation or any basis for any such action, suit, claim, investigation or proceeding.

3 (F) COMPLIANCE, GOVERNMENTAL AUTHORIZATIONS. Acquired has complied with all Federal, state, local, or foreign laws, ordinances, regulations and orders applicable to its business, including without

                                        2

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limitation, federal and state securities laws which if not complied with would materially and adversely affect the business of Acquired. Acquired has all federal, state, local and foreign governmental licenses and permits necessary in the conduct of its business, and such licenses and permits are in full force and effect, and Acquired knows of no violations of any suit licenses or permits, and no proceedings are pending or threatened to revoke or limit the use of such license and permits.

3 (G) DUE ORGANIZATION, ETC. Acquired is a corporation's duly organized, validly existing and in good standing under the laws of the State of Texas and is qualified to do business and in good standing in each state where it is required to be so qualified and such qualification is material to its business. Acquired has the power to own its properties and assets and to carry on its business as now presently conducted.

3 (H) TAX MATTERS. Acquire has filed all federal, state and local tax or related return and reports due or required to be filed, which reports accurately reflect in all material respect the amount of taxes due. Acquired has paid all amounts of taxes or assessments which would be delinquent if not paid as of the date of this agreement, other than taxes or charges being contested in good faith or not yet finally determined.

3 (I) AGREEMENTS, ETC. Schedule 1 contains a true and complete list and brief description of all written or oral contracts, agreements, mortgages, obligations, understandings, arrangements, restrictions and other instruments to which Acquired is party or by which Acquired or its assets may be bound. True and Correct copies of all items set forth on Schedule 1 have been or will be made available to Acquirer prior to Closing. No event has occurred which (whether with or without notice lapse of time or the happening or occurrence of any other event) would constitute a default under any of the agreements set forth in Schedule 1.

3 (J) TITLE TO PROPERTY AND RELATED MATTERS. Acquired has good and marketable title fee and clear of any liens of encumbrances to all the properties, interest in properties and assets real personal and mixed, reflected as being owned by it on the Financial Statements or acquired by it after the date of the Financial Statements, of any kind or character, there are no liens for current taxes not yet delinquent. Except for matters, which may arise in the ordinary course of business, the Acquired assets are in good operating condition and repair. To the best of knowledge of the Acquired, there does not exist any condition, which materially interferes with the use thereof in the ordinary course of Acquired business.

3 (K) CORPORATE RECORDS. The corporate records, minute books, and other documents and records of Acquired are complete and correct. Acquirer shall have the right to review all corporate records of Acquired prior to the Closing Date.

3 (L) LICENSES, TRADEMARKS, TRADE NAMES, ETC. There is no pending or threatened claim or litigation against Acquired contesting the right to use any of the trademarks, trade names and know how or validity of any of the licenses, copyrights and patents or asserting the misuse of any thereof, nor has there ever been any such claim or litigation.

3 (M) AUTHORIZATION BY THE ACQUIRED. This Agreement constitutes a valid and binding agreement of the Acquired, enforceability may be limited by applicable bankruptcy, insolvency, moratorium, and

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other similar laws relating to limiting or affecting the enforcement of creditors, rights generally; and neither the execution and delivery of this Agreement nor the consummation by the Aquiree of the transaction contemplated hereby, nor compliance with any of the provisions hereof, will violate any statue, law rule or regulation or any order writ, injunction or decree of any court or governmental authority or violate or conflict with other constitute a default under (or give rise to any right of termination, cancellation or acceleration under) the terms or conditions or provisions of any note, bond, lease mortgage, obligation agreement, understanding, arrangement or restriction of any kind to which Acquired is a party or by which Acquired or its properties may be bound. No consent or approval of any governmental authority is required in connection with the execution and delivery by the Acquired of this Agreement or the consummation of the transactions contemplated hereby.

3 (N) CORPORATE AUTHORIZATIONS. Acquired is authorized to enter into this Agreement and have taken all corporate action necessary to authorize the execution of this Agreement and consummation of the transactions contemplated herein. The execution, delivery and performance of this Agreement by Acquired will not be in conflict with or constitute a default under any provisions of applicable law, Acquired Article of Incorporation or By-Laws, or any agreement or instrument to which the Acquired is a party or by which it its assets are bound.

3(O) CAPITALIZATION. The authorized capitalization of Acquired is as set forth in Schedule 2. Except as set forth in said Schedule 2, there are no outstanding or presently authorized securities, warrants, preemptive rights, subscription rights, options or related commitments of any nature to issue any of Acquired securities which are not reflected in the Financial Statement or in Schedule 2.

3(P) FULL DISCLOSURE. Acquired has, and at the Closing Date will have, disclosed to Acquirer all events, conditions and facts materially affecting the business and prospects of Acquired; and the Acquired has not and will not have, at the Closing Date, withheld disclosure of any events, conditions and facts which it may have knowledge of, or have reasonable grounds to know, may materially, adversely affect the business and prospects of Acquired.

3 (Q) BROKERAGE FEES. The Acquired has not incurred, nor will it incur any liability for brokerage or finder's fee or similar charges in connection with this Agreement or any of the transactions contemplated hereby.

3(R) EMPLOYMENT AGREEMENTS. Acquired has entered into employment agreements ("Employment Agreements") with Messrs. L. Mychal Jefferson II, and contains such terms as are consistent with the terms of his employment prior to the date hereof. True and correct copies of the Employment Agreement have been or will be made available to Acquirer prior to Closing.

3(S) SHARE OWNERSHIP. The shares of Acquired common stock to be exchanged for the Shares in the Exchange are owned of record and beneficially, by the respective stockholders of Acquired as specified on Exhibit "A", free and clear of all liens and encumbrances of any kind and nature and have not been sold, pledged, assigned or otherwise transferred except pursuant to this Agreement.

3(T) AUTHORITY TO ENTER INTO AGREEMENT. Each Stockholder has the full right, power and authority to execute and deliver this Agreement. And perform its obligations hereunder.

3(U) OBLIGATION. This Agreement constitutes a valid and legally binding obligation of each Stockholder, and neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, will constitute a violation of or default under, or conflict with, any judgment, decree, statue or regulation of any governmental authority applicable to such Stockholder or any contract, commitment, agreement or restriction of any kind to which such Stockholder is a party or by which it or its assets are bound. The execution and delivery of this Agreement does not, and the consummation of the transactions described herein will not, violate applicable law, or any mortgage, lien, agreement, indenture, lease or understanding (whether oral or written) of any kind outstanding relative to such Stockholder.

3(V) APPROVALS REQUIRED. No approval, authorization, consent, order or other action of, or filing with any person, firm or corporation of any court, administrative agency or other governmental authority is required in connection with the execution and delivery by the Stockholders of this Agreement or the consummation of the transaction described herein, except as disclosed herein an, except to the extend that the parties are required to file reports in accordance with revelant regulations under Federal and state securities laws.

4.  REPRESENTATIONS AND WARRANTIES OF ACQUIRER

        Acquirer, as a material inducement to Acquired and Stockholders to enter into this Agreement and Consummate the transactions contemplated hereby, makes the following representations and warranties go Acquired and Stockholders, which representations are true and correct at this date, and will be true and correct on the Closing Date as though made on as of such date:

        4(A) SHARES OF COMMON STOCK. The Shares to be delivered to the Stockholders at Closing will be valid and legally issued shares of Common Stock, free and clear of all liens, encumbrances, and preemptive rights, and will be fully paid on non assessable shares.

        4(B) DUE AUTHORIZATION, ETC. This Agreement has been duly authorized, executed and delivered by Acquirer, and constitutes a legal, valid, and binding obligation no consent or other governmental authority is required by Acquirer for the execution, delivery or performance of this Agreement by Acquirer; no consent of any party to any contrary or agreement to which Acquirer is a party of by which any of its property or assets are subject is required for the execution, delivery prior performance of this Agreement by "Acquirer.

        4(C) FINANCIAL STATEMENTS. Acquirer has delivered to Acquired its unaudited financial statements at December 31, 1997 (the "Statements"), The Statements and accurately reflect the financial condition of the Acquirer as of the dates thereof and the results of operations for the periods reflected therein. The Statements have been prepared in accordance with generally accepted accounting principles, consistently applied, except as otherwise state therein; and the books and records, financial and others, of Acquirer are in all material respects complete and correct and have been maintained in accordance with good business and accounting practices.

        4(D) FINANCIAL STATEMENTS. Undisclosed Liabilities. Except as set forth in Schedule 3, Acquirer: (i) has no material liabilities or obligations of any nature, fixed or contingent, matured or unmatured, which are not shown or otherwise provided for in the Statements; and (ii) all reserves

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



established by Acquirer and set forth in the Statements are adequate and there are no material loss contingencies (as such term is used in Statement of Financial Accounting Standard No. 5 of the Financial Accounting Standards Board) which are not adequately provided for.

        4(E) MATERIAL ADVERSE CHANGE. Since the date of the Statements, there has not been, and as of the Closing Date there shall not have been, any material changes in the Acquirer's condition (financial or otherwise) or liabilities (absolute, contingent or otherwise), whether or not arising from transitions in the ordinary course of business; provided however, that the parties have agreed that the financial position of Acquirer will change to the extent that Acquirer incurs costs in connections with the transactions contemplated by this Agreement.

        4(F) LITIGATION, ETC. There are no actions, suits, claims, investigations or legal or administrative or arbitration proceedings pending or threatened against Acquirer, its assets or business, whether at law or in equity, or before or by any Federal, state municipal, local, foreign or other governmental department, commission, board, bureau, agency or instrumentality; nor does the Acquirer know or have any reason to know of a threat of such litigation or any basis for any such action suit, claim, investigation or proceedings.

        4(G) DUE ORGANIZATION, ETC. Acquirer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, is qualified to do business and in good standing in each state where it is required to be qualified and such qualification is material and has the corporate power to own its property and to carry on its business as now being conducted. The Articles of Incorporation and By-Laws of Acquirer, as will be in effect on the Closing Date, are attached hereto as Exhibit "C" and are made a part hereof.

        4(H) TAX MATTERS. Acquirer has filed all Federal, state and local, tax or related returns and report due or required to be filed, which reports accurately reflect in all material respects the amount of taxes due Acquirer has paid all taxes or assessments which have become due other than taxes or charges being contested in good faith or not finally determined

        4(I) AGREEMENTS, ETC. Acquirer has not breached, nor is there any pending or threatened claims or any legal basis for a claim that Acquirer has breached, nor has an event occurred which with the passing of time would constitute a breach of any of the terms or conditions of any agreements, contracts or commitments to which Acquirer is a party or by which Acquirer or its assets are bound. A list of all Acquirer/s material contracts, agreements or commitments (whether oral or written) is set forth on Schedule 2 and true and correct copies of all such contracts and agreements have been delivered by Acquirer to Acquired on or prior to the Closing Date. The execution, delivery and performance of this Agreement by Acquirer will not be in conflict with or constitute a default under any provisions of applicable law, Acquirer's Articles of Incorporation or By-Laws, or any agreement or instrument to which Acquirer is a party or by which it or its assets are bound.

        4(J) CAPITALIZATION. The capitalization of Acquirer consists of 50,000,000 authorized common stock, $.001 par value per share, 16,377,951 outstanding. Unicorp will perform a 273 to 1 reverse spit and amend it Articles of Incorporation to authorized common stock of 100,000,000 Class A shares $.01 par value per share, 50,000,000 Class B shares $.01 par value per share, 10,000,000 Class C shares $.01 par value per share and 25,000,000 Prefer shares $100.00 par value per share of which

530,000 Class C and approximately 60,000 Class A will be outstanding on the Closing Date. All outstanding shares of the Common Stock have been duly authorized, validity issued, and are full-paid and non-assessable, and all such shares were issued in complacence with all applicable federal and state securities laws. There are not outstanding or presently authorized securities, warrants, preemptive rights, subscription rights, options or related commitments of any nature to issue any of Acquirer's securities, other than those stated in the Articles of Incorporation.

        4(K) DISCLOSURE OF MATERIAL FACTS. Acquirer has, and at the Closing Date will have, disclosed to Acquired all events, conditions and facts materially affecting the business and prospects of Acquirer; and Acquirer has not and will not have, at the Closing Date, withheld disclosure of any events, conditions and facts which it may have knowledge of, or have reasonable grounds to know may materially, adversely affect the business and prospects of Acquirer.

        4(L) CORPORATE RECORDS. The corporate financial records, minute books and other documents and records of Acquirer are to be available to Acquired prior to the Closing Date and turned over to new management in their entirety at Closing. Such records are complete and correct and have been maintained in accordance with good business and accounting practices.

        4(M) STOCKHOLDERS LIST. Attached is Exhibit "D" is a true correct and complete statement dated not more than 10 days prior to the date of this Agreement, setting forth the names and addresses of Acquirer's stockholders.

        4(N) TITLE TO ASSETS. Acquirer has good and marketable title to all of its assets, free of any liens and encumbrances.

        4(O) BANK ACCOUNTS. Exhibit "E" contains a complete list of all bank accounts and safe deposit boxes of Acquirer together with the name of authorized signatories over such accounts and boxes.

        4(P) COMPLIANCE, GOVERNMENTAL AUTHORIZATIONS Acquirer has coupled in all respects with all Federal state, local, or foreign laws ordinances regulations, and orders applicable to its business including without limitation federal and state securities laws applicable to all offerings prior to the Closing Date. Acquirer has all Federal, state, local and federal governmental licenses and permits material to and necessary in the conduct of its business, and such licenses and permits are in full force and effect and no violations are or have been recorded in respect of any such licenses of permits, and no proceedings are pending or threatened to revoke or limit the use of such permits.

        4(Q) BROKERAGE FEES. The Acquirer has not incurred, nor will it incur any liability for brokerage or finder's fees or similar charges in connection with this Agreement or any of the transactions contemplated hereby.

5.  AFFIRMATIVE COVENANTS OF ACQUIRED AND STOCKHOLDERS

        Acquired and Stockholders, jointly and severally covenant to Acquirer (and its stockholders) that:

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



        5(A) They will comply with all of the undertakings of Acquirer set forth in the Acquirer's Registration Statement as amended, including without limitation, (I) causing Acquirer to use its best Efforts to register or qualify, or maintain in effect the registration or qualification of, the shares of Acquirer's common stock, delivered upon expense of the Acquirer's outstanding warrants: (ii) causing the Acquirer to make all filings required under Section 13 and 15(d) of the Securities Exchange Act of 1934, as amended; (iii) preparing and filing of a Form 10-K for fiscal year ended December, 31, 1997;(iv) filing of a Current Report on Form 8-K reporting the completion of the transactions contemplated by this Agreement (which includes the financial statements of Acquired required to be included therein); and 5(v) they will cause the Acquirer to file a Report of Sales of Securities and Use of Proceeds thereunder pursuant to Rule 463 (Form SR) reporting the use of the proceeds from the Acquirer's public offering;

        5(B) They will use their best efforts within 90 days of Acquirer's eligibility for listing with the NASD Automated Quotation System to cause the Acquirer to file such forms with the National Association of Securities Dealers, Inc. ("NASD") as are necessary to effect the quotation of Acquirer's securities on the NASD Automated Quotation System;

        5(C) They will deliver to Acquirer's former management the Form 8-K to be filed to report the completion of this transaction so that Acquirer's former management can review the descriptions contained therein of Acquirer and the terms of the transactions contemplated by this Agreement;

        5(D) They will deliver to Acquirer's former management, with a copy to its counsel (at the addresses set forth herein), all reports, registration statements and other documents, other than e exhibits, as filed with the SEC and the NASD during the three year period commencing on the Closing Date; and

6.  CLOSING

        The Closing (the "Closing") shall take place upon such date (the Closing Date") as the parties hereto may mutual agree upon, but shall be no later than December 31, 1997. The closing shall take place at such place as may be mutually agreed upon by the parties.

7.  CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIRED AND STOCKHOLDERS

        All obligations of Acquired and stockholders under this Agreement are subject to the fulfillment, prior to or on the Closing Date of each of the following conditions:

        7(A) The representation and warranties by or on behalf of Acquirer contained in this Agreement or in any certificate or document delivered to Acquired pursuant to this provisions hereof shall be true in all material respects at and as of the time of losing as though such representations and warranties were made at and as of such time.

        7(B) Acquirer shall have performed and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by its prior to or at the Closing:

        7(C) The present Directors of Acquirer shall have caused the appointment of all of Acquired nominees to the Board of Directors of Acquirer as directed by Acquired and will make arranged for the resignation of the existing officers and directors of Acquirer. The directors designated by Acquired for appointment are set forth on Exhibit "F".

        7(D) On the Closing Date, Acquirer shall have no liabilities or obligations, fixed or contingent.

        7(E) All instruments and documents delivered to Acquired and Stockholders pursuant to the provisions hereof shall be reasonably satisfactory to legal counsel for Acquired and Stockholders.

        7(F) Acquirer shall have delivered to Acquired and Stockholders an opinion of Aquiror's counsel, dated the Closing Date to the effect that:

               (1) Acquirer is a corporation duly organized valid existing and in good standing under the laws of the State of Nevada.

               (2) Acquirer has the corporate power to carry on its business as now being conducted.

               (3) This agreement has been duly authorized, executed and delivered by Acquirer and is a valid and binding obligation of Acquirer, enforceable in accordance with its terms, except to the extent that enforcement is limited by applicable bankruptcy, reorganization, insolvency, moratorium, or similar laws affecting creditor' rights and remedies generally or by general equity principles (and excepting specific performance as a remedy);

               Acquirer has taken all corporate action necessary for its due performance under this Agreement

               The execution and delivery by Acquirer of this Agreement an the consummation of the transactions contemplated here by will not conflict with or result in a breach of any provisions of Acquirer's Articles of Incorporation or By-Laws or to the best of such counsel's knowledge after inquiry and based upon information provided by Acquirer, constitute a default under or give rise to a right of termination, acceleration, or cancellation under any agreement under which Acquirer or any of its properties are bound or violate any court order, writ or decree of injunction applicable to Acquirer;

               Such counsel does not know, after inquiry, of (a) actions suits or other legal proceedings or investigations pending or threatened against or relating to or materially adversely affecting Acquirer; and
        (b) any unsatisfied judgment against Acquirer.

               (7) The Authorized and, to such counsel's best knowledge after inquiry, outstanding capitalization of Acquirer is as set forth in
        Section 4(i) all of the outstanding shares of Acquirer's common stock are validly issued, full-paid and non-assessable, without preemptive rights, and to the best counsel's knowledge after inquiry, there are no outstanding subscriptions, options, rights, warrants or other transfer agreements (whether oral or written), other than as set forth in Section 4(j) of this Agreement.

7(G) There shall be delivered to the Stockholders an officer's certificate, signed by Henry Schullee, President and, Secretary, to the effect that all of the representations and warranties of the Acquirer set forth herein are true and complete in all material respects as of the closing date, and that the Acquirer has complied in all material respects with its covenants and agreements set forth here required to be complied with by the closing.

8.  CONDITIONS PRECEDENT  TO OBLIGATIONS OF ACQUIRER

        All obligations of Acquirer under this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions:

8(A) The representations and warranties by Acquired and Stockholders contained in this Agreement or in any certificate or document delivered to Acquirer pursuant to the provision hereof shall be true and all material respects at and as of the time of Closing as though such representations and warranties were made at and as of such time.

8(B) Acquired and Stockholders shall have performed and copied with all covenants agreements, and conduits required by this Agreement to be performed or complied with by it prior to or at the Closing;

8(C) Each of the Stockholders shall have delivered to Acquirer an "investment letter" in the for attached as Exhibit "G" agreeing that the Shares are being acquired for investment purposes only, and not with a view to public resale or distribution.

8(D) Acquired shall have delivered all of the exhibits and schedules required herein; including the Financial Statements, to Acquirer and such exhibits schedules and Financial Statements shall have been acceptable to Acquirer, in its sole and absolute discretion.

8(E) Acquired shall have delivered to Acquirer an opinion of counsel, dated the Closing Date, to the effect that:

               (1) Acquired is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and is duly qualified to do business in any jurisdiction where so required;

               (2) Acquired has the corporate power to carry on its business as now being conducted.

               (3) This Agreement has been duly authorized, executed and delivered by Acquired and Stockholders, and is a valid and binding obligation of Acquired and Stockholders enforceable in accordance with its terms, except to the extent that enforcement is limited by applicable bankruptcy, reorganization, moratorium, insolvency or similar laws after creditors' rights and remedies generally or by general equity principal (and excluding specific performance as a remedy), including limitations on enforcement by reason of fraudulent, conveyance and corporate and other laws restricting indemnification by corporations shareholders of a corporation, or its affiliates;

               (4) Except as referred to herein, such counsel knows, after inquiry of (a) no actions suit or other legal; proceedings or investigations pending or threatened against or relating to or materially adversely affecting Acquired; and (b) no unsatisfied judgment against Acquired;

               (5) The execution and delivery by Acquired of this Agreement and the consummation if the transaction contemplated hereby will not conflict with or result in a breach of any provision of Acquired Articles of Incorporation or By-Laws or, to the best of such counsel's knowledge, after inquiry, and based upon information provided by Acquired and their officers and directors, constitute a default under or give rise to a right of termination acceleration or cancellation under any agreement under which Acquired or any of its properties are bound or violate any court order, writ or decree of injunction applicable to Acquired, and

               (6) The authorized capitalization of Acquired is as set forth in
        Section 3(0) all of the outstanding shares of common stock of Acquired are validly issued, fully-paid and non assessable, without preemptive rights, and in the best of counsel's knowledge, after inquiry, there are no outstanding subscriptions, options, warrants or other transfer agreements (whether oral or written) obligating Acquired to issue or transfer from treasury any of its securities except as set forth in
        Section 3(o) of this agreement. When duly transferred to Acquirer as provided herein, to the best of such counsel's knowledge after inquiry, Acquirer will own all of the issued and outstanding Common stock of Acquired.

        8(F) There shall be delivered to Acquirer a certificate executed by the President and Secretary of Acquired to the effect that all of the representations and warranties of the Acquirer set forth herein are true and complete in all material respected as of the Closing Date, and that Acquired has complied in all material respects with its covenants and agreement set forth therein required to be complied with it by the closing.


9.  INDEMNIFICATION

        Acquirer shall indemnify and hold harmless Acquired to this Agreement at all times after the date of this Agreement against and in respect of any liability damage or deficiency all actions suits, proceedings, demands, assessments, judgments, costs and expenses including attorney's fee (through all appeals) incident to any of the foregoing, resulting for any misrepresentation, breach of covenant or warranty or non fulfillment of any agreement on the part of such party under this Agreement or for any misrepresentation or omission for any certificate furnished or to be furnished to a party hereunder. Subject to the terms of this Agreement, the defaulting party shall reimburse the other party or parties, on demand, for any reasonable payment made by said parties at any time after Closing in respect of any liability or claim to which the foregoing indemnity relates, if such payment is made after reasonable notice to the other party defend or satisfy the same and such party failed to defend or satisfy same.

10.  NATURE OF REPRESENTATIONS AND WARRANTIES

        All of the parties hereto are executing and carrying out the provisions of this Agreement in reliance o the representation, warranties, covenants and agreements contained I this Agreement or at the Closing of the transaction herein provided for and an investigation which they might have made or any other representations warranties agreements, promises or information, written or oral, made by the other party or any other person shall not be deemed a waiver of any breach of any such representation warranty covenant or agreement. Acquirer represents and agrees that its chief executive officer is a sophisticated investor and that the business in which the Acquired is engaged is subject to a high degree of competition from other companies, many of which have greater financial and other resources than Acquired. For these and other reasons an investment in Acquired's capital stock is subject to substantial risks and speculative.

11.  DOCUMENTS AT CLOSING

        At the Closing, the following transactions shall occur, all of such transactions being deemed to occur simultaneously:

        11(A) Stockholders will deliver, or cause to be delivered, to Acquirer the following:

               (1) Stock certificates for the shares of common stock of Acquired being exchanged hereunder, duly endorsed or with stock powers attached in blank.

               (2) All corporate records of Acquired, including without limitation corporate minute books (which shall contain copies of the Articles of Incorporation and By-Laws, as amended to the Closing, stock books, stock transfer books, corporate seals, and such other corporate books and records as may reasonably be requested by Acquirer and its counsel:

               the opinion of Counsel for Acquired as set forth herein:

               (4) A certificate executed by Acquired to the effect that all representations and warranties made by Acquired and Stockholders respectively, under this Agreement are true and correct as of the Closing Date, as though originally give to Acquirer on said date:

               (5) Such other instruments and documents, if any, as are required to be delivered pursuant to the provisions of this Agreement, or which may be reasonably requested in furtherance of the provisions of this Agreement.

12.  MISCELLANEOUS

12(A) Further Assurances. At any time, and from time to time, after the Closing each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

12(B) Waiver. Any failure on the part of any party hereto in complying with any of its obligations; the party to whom such compliance is owed hereunder may waive agreements or conditions in writing.

12(C) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in person or sent by prepaid first class registered or certified mail, return receipt requested to the following addresses or such other addresses as are given to other parties in the manner set forth herein:

Mr. Henry Schulle
President
Unicorp, Inc.
12166 Metric #133
Austin, Texas 78758

With a copy to:

L. Mychal Jefferson II
President
The Laissez-Faire Group, Inc.
3730 Kirby Suite 1200
Houston, Texas 77098

12(D) HEADINGS. The section and subsection headings in the Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

12(E) COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12(F) GOVERNING LAW . This Agreement shall be governed by the laws of the State of Delaware.

12(G) BINDING EFFECT. This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successor and assigns.

12(H) ENTIRE AGREEMENT. This Agreement is the entire agreement of the parties covering everything agreed upon or understood in the transaction. There are no oral promises, conditions, representation, understandings, interpretations or terms of any kind as conditions or inducements to the execution hereof.

12(I) TIME.  Time is of the essence.

12(J) SEVERABILITY. If any part of this Agreement is determined by a court of competent jurisdiction to be unenforceable, the balance of the Agreement shall remain in full force and effect.

12(K) DEFAULT COSTS. In the event any party hereto has to resort to legal action to enforce any of the terms hereof such party shall be entitled to collect attorneys' fees and other costs for the party in default.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

ATTEST:                             UNICORP, INC.



By:__________________________                  By:_____________________________



ATTEST:                      THE LAISSEZ-FAIRE GROUP, INC.




By_________________________                    By:_____________________________

                                       STOCKHOLDERS OF
                                THE LAISSEZ-FAIRE GROUP, INC.





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